# AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group



10 March 2004



Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549



Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 9 March 2004, Re: Proposed Parkson Disposals and Proposed LCB Shares Disposal for filing pursuant to exemption No. 82-3318 granted to ACB under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD



CHAN POH LAN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 4/5

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

# General Announcement

Ownership transfer to AMSTEEL/EDMS/KLSE on 09/03/2004 05:47:42 PM
Reference No AA-040309-5C974

| | | |
|---|---|---|
| | Submitting Merchant Bank (if applicable) | : |
| | Submitting Secretarial Firm Name (if applicable) | : |
| * | Company name | : **AMSTEEL CORPORATION BERHAD** |
| * | Stock name | : **AMSTEEL** |
| * | Stock code | : **2712** |
| * | Contact person | : **CHAN POH LAN** |
| * | Designation | : **SECRETARY** |

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
**PROPOSED PARKSON DISPOSALS**
**PROPOSED LCB SHARES DISPOSAL**

* **Contents :-**

We refer to the announcements made on 9 September 2003, 7 October 2003, 23 October 2003, 5 February 2004 and 4 March 2004 by Amsteel Corporation Berhad ("Amsteel" or the "Company") and its adviser, Public Merchant Bank Berhad. The Company wishes to announce that the parties to the sale and purchase agreements for the Proposed Parkson Disposals and Proposed LCB Shares Disposal ("SPAs") had mutually agreed that the Conditional Period (as defined in the respective SPAs) which expired on 6 March 2004 shall be extended for a further period to 16 April 2004.

Save and except for the abovesaid extension, all the other terms and conditions of the SPA shall remain unchanged.

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary
- 9 MAR 2004